BirchBioMed Inc.

130 Kingscross Drive

King City, Ontario, Canada L7B 1E6

October 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BirchBioMed Inc. Offering Statement on Form 1-A/A Filed October 4, 2024 File No. 024-12475

Ladies and Gentlemen:

BirchBioMed Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada, hereby requests qualification of the offering statement on Form 1-A, as amended by the Form 1-A/A filed on September 26, 2024, and the Form 1-A/A filed on October 4, 2024 (File No. 024-12475), at 4:30 p.m. Eastern Time on October 8, 2024, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 231-1248.

Sincerely,

BirchBioMed Inc.

By:	/s/ Mark S. Miller
Mark S. Miller Chief Executive Officer